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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)


                         NETFRAME SYSTEMS INCORPORATED
                         -----------------------------
                               (Name of Issuer)


                         COMMON STOCK, $0.001 PAR VALUE
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
           ----------------------------------------------------------
                         (Title of Class of Securities)


                                  64-1106109
                                  ----------
                                (CUSIP Number)


          STEVEN P. ARNOLD, ESQ., VICE-PRESIDENT AND GENERAL COUNSEL
                           MICRON ELECTRONICS, INC.
                    900 E. KARCHER ROAD, NAMPA, IDAHO 83687
                                 208-893-3434
          ----------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                August 28, 1997
                                ---------------
            (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]


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                                 SCHEDULE 13-D
- ----------------------                                    -------------------
 CUSIP NO. 64-1106109                                      PAGE 2 OF 5 PAGES
- ----------------------                                    -------------------
- --------------------------------------------------------------------------------

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Payette Acquisition Corporation
    84-1411333

- --------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group
                                                                     (a) [X]
                                                                     (b) [_]

- --------------------------------------------------------------------------------

3.  SEC Use Only

- --------------------------------------------------------------------------------

4.  Sources of Funds
    AF

- --------------------------------------------------------------------------------

5.  Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)
                                                                         [_]

- --------------------------------------------------------------------------------

6.  Citizenship or Place of Organization

    Delaware

- --------------------------------------------------------------------------------

                         7.   Sole Voting Power
   NUMBER OF
                              N/A /1/
    SHARES             ---------------------------------------------------------

 BENEFICIALLY            8.   Shared Voting Power

   OWNED BY                   N/A /1/
                       ---------------------------------------------------------
     EACH
                         9.   Sole Dispositive Power
  REPORTING
                              N/A /1/
    PERSON             ---------------------------------------------------------

     WITH               10.   Shared Dispositive Power

                              N/A /1/
- --------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    Directly:
                N/A /1/
- --------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares                                                        [_]

    N/A
- --------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)

    N/A /1/
- --------------------------------------------------------------------------------

14. Type of Reporting Person

    CO

- --------------------------------------------------------------------------------

/1/ The Issuer was acquired on August 28, 1997 by Micron Electronics, Inc. ("Micron") pursuant to a merger of Payette Acquisition Corporation ("Payette"), a wholly-owned subsidiary of Micron, with and into the Issuer with the Issuer being the surviving corporation upon the merger and thereby becoming a wholly-owned subsidiary of Micron. Upon the merger of Payette and the Issuer, the separate corporate existence of Payette ceased. Prior to the merger, Payette held approximately 62.8% of the Issuer's Common Stock acquired pursuant to a tender offer commenced by Payette which was consummated on July 18, 1997.

                                 SCHEDULE 13D
- ----------------------                                    -------------------
 CUSIP NO. 64-1106109                                      PAGE 3 OF 5 PAGES
- ----------------------                                    -------------------

- --------------------------------------------------------------------------------
1. Name of Reporting Person S.S. or I.R.S. Identification
   No. of Above Person

   Micron Electronics, Inc.
   41-1404301
- --------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group
                                                                     (a) [X]
                                                                     (b) [_]

- --------------------------------------------------------------------------------

3. SEC Use Only

- --------------------------------------------------------------------------------

4. Sources of Funds
   WC
- --------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to
   Items 2(d) or 2(e)
                                                                         [_]

- --------------------------------------------------------------------------------

6. Citizenship or Place of Organization

   Minnesota

- --------------------------------------------------------------------------------

                   7.  Sole Voting Power
   NUMBER OF
                       100% /1/
    SHARES         -------------------------------------------------------------

 BENEFICIALLY      8.  Shared Voting Power

   OWNED BY            --
                   -------------------------------------------------------------
     EACH
                   9.  Sole Dispositive Power
  REPORTING
                       100% /1/
    PERSON         -------------------------------------------------------------

     WITH          10. Shared Dispositive Power

                       --
- --------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting
    Person

    Directly:  100% of the outstanding shares of Common Stock. /1/
- --------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes                   [_]
    Certain Shares

    N/A
- --------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)

    100%

- --------------------------------------------------------------------------------

14. Type of Reporting Person

    CO
- --------------------------------------------------------------------------------

/1/ The Issuer was acquired on August 28, 1997 by Micron Electronics, Inc. ("Micron") pursuant to a merger of Payette Acquisition Corporation ("Payette"), a wholly-owned subsidiary of Micron, with and into the Issuer with the Issuer being the surviving corporation upon the merger and thereby becoming a wholly-owned subsidiary of Micron. Upon the merger of Payette and the Issuer, the separate corporate existence of Payette ceased. Prior to the merger, Payette held approximately 62.8% of the Issuer's Common Stock acquired pursuant to a tender offer commenced by Payette which was consummated on July 18, 1997.

- ----------------------                                    -------------------
 CUSIP NO. 64-1106109                                      PAGE 4 OF 5 PAGES
- ----------------------                                    -------------------



     This Amendment No. 2 to Schedule 13D constitutes a statement relating to the acquisition on August 28, 1997 by Micron Electronics, Inc., a Minnesota corporation ("Micron") of all outstanding shares of Common Stock, $0.001 par value per share, together with all associated rights (the "Shares") of NetFRAME Systems Incorporated, a Delaware corporation (the "Issuer"), which were not previously owned by Micron or any of its direct or indirect subsidiaries. The acquisition was effected pursuant to a merger of Micron's wholly-owned subsidiary, Payette Acquisition Corporation ("Payette") with and into the Issuer (the "Merger"). Micron is a majority-owned subsidiary of Micron Technology, Inc.

     The Merger constitutes the second and final step of the acquisition of the Issuer by Micron. Pursuant to a tender offer (the "Offer") consummated on July 18, 1997, Payette acquired 8,775,554 Shares representing approximately 62.8% of the Issuer's Common Stock on such date. Micron and Payette filed a Tender Offer Statement on Schedule 14D-1 with respect to the Offer with the Securities and Exchange Commission (the "Commission") on June 16, 1997, as amended by Amendment No. 1 (Final Amendment) filed with the Commission on July 29, 1997 (the "Schedule 14D-1"). The Schedule 14D-1 constituted a statement on
Schedule 13D with respect to the acquisition of the shares of the Issuer by Payette in the Offer. Reference is made to the information set forth in the
Schedule 14D-1.

    The information required by Schedule 13D previously included in the
Schedule 14D-1 was set forth in such Schedule 14D-1 in accordance with the item numbers required by Schedule 14D-1 rather than Schedule 13D. The item number and response thereto below is in accordance with the requirements of
Schedule 13D.

Item 5.   Interest in Securities of the Issuer

    The acquisition of NetFRAME was effected on August 28, 1997 pursuant to the Merger of Payette with and into the Issuer, with the Issuer being the surviving corporation (the "Surviving Corporation") upon the Merger and thereby becoming a wholly-owned subsidiary of Micron. The Merger was consummated following approval by the stockholders of the Issuer at a Special Meeting of Stockholders held August 27, 1997.

    Prior to the Merger, Payette held approximately 62.8% of the shares of Common Stock of the Issuer acquired by Payette upon consummation of the Offer on July 18, 1997. As a result of the Merger, Micron became the beneficial owner of 100% of the Issuer's Common Stock. Pursuant to the Merger, each of the outstanding Shares not held by Micron, Payette or any other subsidiary of Micron (other than those Shares held by former NetFRAME stockholders who have demanded and perfected any appraisal rights they may have under Delaware law) was converted into the right to receive $1.00, in cash without interest. Following the effective time of the Merger on August 28, 1997, the separate corporate existence of Payette ceased and each outstanding share of capital stock of Payette was converted into one share of Common Stock of the Surviving Corporation. Each share of the Issuer's Common Stock owned by Micron, Payette or any other subsidiary of Micron was automatically canceled and retired. The registration of the Issuer's Common Stock under Section 12 of the Securities and Exchange Act of 1934, as amended, was terminated by the Issuer pursuant to a Form 15 filed with the Commission on August 29, 1997.

    In connection with Offer and the Merger, Micron was granted an option to purchase Shares representing a 19.9% equity stake in Issuer pursuant to a Stock Option Agreement, which agreement terminated upon consummation of the Offer.
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                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 5, 1997


                                     Micron Electronics, Inc.

                                     By:  /s/ T. Erik Oaas
                                        ----------------------------------
                                     Name: T. Erik Oaas
                                     Title: Chief Financial Officer